Exhibit 12.1

Statement Regarding Computation of Ratios and Earnings

	12/31/2016	12/31/2015	12/31/2014	12/31/2013	12/31/2012	12/31/2011
Earnings:
Pretax income (loss) from continuing operations	(17,534,436)	2,556,261	(3,412,406)	(3,465,119)	(1,299,239)	5,222,663
Fixed charges	5,778,024	1,911,110	1,813,994	1,650,993	1,002,636	535,736
Total earnings before fixed charges and preferred shares	(11,756,412)	4,467,371	(1,598,412)	(1,814,126)	(296,603)	5,758,399

Fixed Charges:
Interest Expense (expensed and capitalized)	5,144,404	1,282,746	1,206,061	1,325,247	774,528	473,695
Capitalized Interest	-	-	-	-	-	-
Portion of rental expense which represents interest factor	633,620	628,364	607,933	325,746	228,108	62,041
Total Fixed Charges	5,778,024	1,911,110	1,813,994	1,650,993	1,002,636	535,736

Preferred Stock Dividend	1,833,903	-	-	-	-	-

Carrying value in excess of consideration paid for preferred shares

Ratio of earnings to combined fixed charges	(2.03)	2.34	(0.88)	(1.10)	(0.30)	10.75
Ratio of earnings to combined fixed charges and preferred stock dividends	(1.54)	2.34	(0.88)	(1.10)	(0.30)	10.75

Deficiency - Fixed Charges	17,534,436	NA	3,412,406	3,465,119	1,299,239	NA
Deficiency - Fixed Charges and Preferred Stock Dividends	19,368,339	NA	3,412,406	3,465,119	1,299,239	NA